1934 Act Registration No. 333—13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

MTR CORPORATION LIMITED (Exact Name of Registrant as Specified in Its Charter) MTR Tower Telford Plaza 33 Wai Yip Street Kowloon Bay Hong Kong (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated July 21, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Title:	Lila Fong Legal Manager (Secretarial)

Date: July 22, 2003

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Exhibit 1.1

Press Release

21 July 2003

Appointment of new Chairman

The MTR Corporation welcomes the Government’s appointment of Dr Raymond Ch’ien Kuo-fung to be the Non-Executive Chairman of the Corporation with effect from Monday, 21 July 2003 for a term of three years.

Dr Ch’ien has been a member of the MTR Board since 1998. He is the Executive Chairman of chinadotcom corporation and the non-executive Director of a number of major international companies, including HSBC Holdings plc. Dr Ch’ien also serves as Chairman of the Hong Kong/Japan Business Cooperation Committee, and Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption and is active in other public service.

From 1992 to 1997, Dr Ch’ien was a member of the Executive Council of Hong Kong. In July 1997, Dr Ch’ien was appointed a member of the Executive Council of the Hong Kong SAR and served until June 2002.

Dr Ch’ien received a doctoral degree in Economics from the University of Pennsylvania in 1978. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999.

Dr Ch’ien remarks, “I am honoured and feel challenged to be appointed Chairman of the MTR Corporation, a company with an excellent track record. The MTR has made significant contributions to the infrastructural development of Hong Kong over the past 28 years. It has a bright future in Hong Kong and potential of becoming more international in its commercial operations.”

“I look forward to working closely with the Corporation’s Board, Management team and staff, to serve the interests of our shareholders and of the travelling public effectively.”

- End -

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